Act
8-17-04

04013056

cm 8/17

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED
AUG 0 2 2004
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-53403

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heathcliff Capital Corp

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

919 Third Avenue, 11th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkow, Schechter & Co.
(Name — if individual, state last, first, middle name)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 2 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Berkow,
Schechter
& Company LLP

Certified Public Accountants

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

Report of Independent Auditors

To the Stockholders
Heathcliff Capital Corp.

We have audited the accompanying statement of financial condition of Heathcliff Capital Corp. (the "Company") as of December 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heathcliff Capital Corp. at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berkow, Schechter & Company LLP

Berkow, Schechter & Company LLP

February 12 , 2004

HEATHCLIFF CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS		
Cash and cash equivalents	$	83,640
Due from affiliate		5,097
Prepaid taxes		12,550
TOTAL ASSETS	$	101,287
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Due to affiliate	$	24,676
Accrued expenses		6,755
Total Liabilities		31,431
Stockholders' Equity:		
Common stock, no par value, 200 shares authorized, issued and outstanding		1,000
Additional paid in capital		25,000
Retained earnings		43,856
Total Stockholders' Equity		69,856
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	101,287

See notes to financial statements

Heathcliff Capital Corp.

Notes to Financial Statements

December 31, 2003

1. Organization

Nature of Business

Heathcliff Capital Corp., (the "Company") was organized under the laws of the state of Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company proposes to engage in marketing of certain domestic private investment funds. The Company will serve as a non-exclusive placement agent in Rule 506 Regulation D offerings. These offerings will primarily be of US private investment funds in which Fairfield Greenwich Limited ("FGL"), the Company's affiliate, is the sole or a co-general partner.

2. Summary of Significant Accounting Policies

Use of Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Due from affiliate

The balance consists of placement fees earned from FGL where FGL acted as the placement agent on behalf of Heathcliff.

Due to affiliate

The balance consists of expenses paid by FGL on behalf of Heathcliff in the Company's initial stages of business. These expenses related primarily to legal expenses and regulatory filing fees.

Accrued expenses and other liabilities

This balance consists of fees due to the Company's bookkeeper, compliance firm, and auditor.

Heathcliff Capital Corp.

Notes to Financial Statements (continued)

3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-l) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1 (as defined).

At December 31, 2003, the Company had net capital of $57,306, which was $52,306 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 60%.

4. Related Party Transactions

During 2003, the Company earned fees from certain investment vehicles in which Walter Noel, a shareholder of the Company, was a director of the investment vehicle as well. Mr. Noel, Mr. Tucker and Mr. Blum, directors of the Company, are also shareholders of FGL.

The Company occupies space at FGL's premises rent free.

Certain employees will also provide services to the Company, but the Company has established policies that its records and systems will not be intermingled with those of FGL.